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Minority-ownedCocktailsCraft Beer
66 Greenpoint

Bar

66 Greenpoint Ave
Brooklyn, NY 11222
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66 Greenpoint previously received $30,500 of investment through Mainvest.
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Updates 12
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This is a preview. It will become public when you start accepting investment.
THE PITCH
66 Greenpoint is seeking investment to obtain operating capital.
THE TEAM
Ibraheem Abdul-Malik
Owner

Professional Experience

Ibraheem Abdul-Malik is a Senior Software Engineer and has worked at LinkedIn since 2017.

An engineering generalist, Ibraheem specializes in building web and mobile applications at scale.

Ibraheem has more than 15 years of professional work experience in New York and San Francisco first startir
Banking / Equity Research associate before moving into Technology.

Education

Harvard Extension School, Master of Liberal Arts, Computer Software Engineering, 2021 – 2025

Investor
Kiki Davis
Human Resources
Justin Layou
Bar Operations
Ellie Kantor
Illustration & Graphic Design
WELCOME TO 66 GREENPOINT!

Thanks for visiting our Mainvest page! On September 15, 2021, we began this journey to restore the abandor
66 Greenpoint Avenue. Watch this page for progress updates!

THE CONCEPT

We aim to be one of the top destinations for Live Music, DJs, Comedy, and Dancing in Brooklyn.

Music: Hip-Hop, Jazz, R&B, Afrobeats, House
Vibe: Industrial, dark, cozy, well-placed lighting
Customers: Locals, foot traffic, industry crowd, diverse
Performances: Jazz, Comedy, DJs, Small Bands
Food: Bar snacks, late-night food
This is a preview. It will become public when you start accepting investment.
BUSINESS MODEL

66 Greenpoint will be a Bar business that operates 7 days per week and offering seasonally-curated, hand-c
come to 66 Greenpoint in the evenings to listen to live music and DJs.

Alcohol sales will account for a majority of revenue initially
Food and merchandise sales are expected to grow over time
Private events and live event ticket sales are additional revenue opportunities.
SAFE SPACE POLICY

The safety and security of our guests and community are extremely important to the staff at 66 Greenpoint.
one Security person per 75 people. A member of the security team will be onsite during operating hours to e
state regulations.

No violence
No racist, homophobic, transphobic, sexist or other descriminatory language or actions
No non-consensual touching
No leering
We will adhere to NYPD guidelines of best practices for nightlife establishments. Including but not limited to,
intoxication, sexual assault, age verification and terrorism
We will have video surveillance in our public spaces

OCTOBER 12, 2021
Community Board Hearing

Announced plans for 66 Greenpoint to the full Community Board

OCTOBER 26, 2021
SLA Review Meeting

Postponed because the meeting ran out of time before our agenda item was called

NOVEMBER 11, 2021
Listening Session with Greenpoint Coalition

Took place at 66 Greenpoint Avenue with residents and some members of Brooklyn Community Board 1

NOVEMBER 18, 2021
Community Support Agreement Reached

Reached agreement with Greenpoint Coalition regarding community support for liquor license application

NOVEMBER 23, 2021
SLA Review Meeting

Brooklyn Community Board 1 votes unanimously in favor of supporting of a new liquor license for Bar at 66 G

JANUARY 3, 2022
500 Foot Hearing

Closed doors meetings at SLA's Albany Office

JANUARY 31, 2022
Planned Soft Launch Date

Open the bar to Friends & Family while we develop recipes and test out systems

FEBRUARY 28, 2022
Planned Opening Date

Open to the public!

Updates
JANUARY 10TH, 2022

T-Shirt Sign Up, 2021 Summary, Back Bar, Liquor License, Business Plan

Hi folks,
Thanks for your continued interest in 66 Greenpoint. Updates below!

Business Plan Summary

As this fundraising round comes to a close, I wanted to remind the Investors of why I am here doing this and

2021 Financial Summary

The cost of the build-out so far is around $125K. The company has not yet made any revenue. Below is an e:
2021.

Liquor License Update

On January 3, 2022 the NY State Liquor Authority held a 500 Foot Hearing at the SLA's Albany Office in whi
GREENPOINT LLC, Serial # 1341130, was reviewed. This is a closed doors meeting that the applicant or thos
application are not allowed to attend. I asked the Secretary's office about the hearing and was told that they
Administrative Law Judge.

Construction Update

It's been a little while since I posted about construction. Progress continues to move forward.

Building back underbar

Building front underbar

Renovating front patio, steps & exterior facade of building

Installing hand dryers & vanities in bathrooms

T-Shirt Sign Up

As I said on LinkedIn, at least the first 66 Investors will receive Merch. Please fill out this form if you want a li
https://forms.gle/72avzqvX5CUfRhEP6

Questions?

If anyone has questions about any of the above, please send an email to bar@66greenpoint.com.

Thank You.

http://instagram.com/66greenpoint.

Stay Safe and Happy Holidays!

Ibraheem

DECEMBER 17TH, 2021
Team Updates, Liquor License Update, 40+ Investors so far!

Good morning and happy Friday to all of you!

It's been a few weeks since I've posted an update here. I want to start this update by acknowledging some o
in the process of opening this bar business. As a general best practice, it's always good to surround yoursel
have skills that you do not possess. To that end, I will give a quick shoutout to the following people:

Justin Layou

Amy Pyer

Dario Esteves

Kiki Davis

Charles Pridgen

Why even have a Mainvest Campaign?

Some people may wonder, what is the point of having a Mainvest campaign. Here are a few common questic

Can't you get a loan?

Isn't there some government grant for small businesses?

Why not just bootstrap it like so-and-so?

Don't you have investors already? Why not ask your existing investors for more capital?

These are legitimate questions, and the answers to the questions and not exactly straightforward. From my p
Mainvest are something slightly different than a loan, grant, owner's equity, or even investor capital.

Incredibly, we've had more than 40 people invest so far. The cool thing about Mainvest is that the investmen
building out a live music venue in Greenpoint while reducing the upfront financial burden of bootstrapping a

Thanks again to each of you for supporting us so far. Everyone, please stay safe!

That's all for now y'all. Happy Holidays!

Ibraheem

DECEMBER 4TH, 2021
License application mailed to NY SLA

Good morning folks!

License Application Mailed to New York State Liquor Authority

For the past 88 days, we have been fastidiously building a place for you all to party! The reality is though tha
signatures, community outreach, meeting with residents, negotiations, and ultimately a lot of paperwork and

I am happy to report that I am no longer in possession of our state liquor license application. The application
wait.

Fun fact: the address for the New York State Liquor Authority mailbox is actually in Philadelphia, PA.

Regards,

Ibraheem

NOVEMBER 28TH, 2021
Soundproofing, Bathrooms, Starting work on Back Room

Happy Holidays everyone!

A couple of updates regarding the renovation process for the bar.

Soundproofing

Yesterday we started renovating the Back Room, which is well over 1,000 sq. ft. of space. The top priority for
exceptional sound quality while effectively soundproofing this space. To that end, we bought a gang of Acou
placed inside the walls, behind the sheetrock.

Bathrooms

The bathroom fixtures have been installed. The toilets are black and from Kohler, and the faucets and walls a

Starting work on Back Room

Branding, Merchandise & Website

We are still early on in the process of branding and building the website, but I'm so excited that I'll show you
concepts. All of our Mainvest investors will be receiving merchandise as a thank you for your contribution. O
figure out how to deliver it to you or of course you can pick it up at the Bar. We will have t-shirts, long sleeve
a preview :)

Construction

In preparation for actually filing the actual SLA application, we have began to reassemble the bar.

Also, we've been busy laying down this beautiful dark oak flooring. After all, what's a dance spot without a d

Thank You

Thank you to everyone that has invested in this project! Please continue to watch this page for more updates

Happy Thanksgiving!

Ibraheem

NOVEMBER 19TH, 2021
Agreement with Greenpoint Coalition

Hi all,

Quick update regarding the liquor license process.

Community Support Agreement

Last night we met with the Greenpoint Coalition and came to terms on a Community Support Agreement in v
means that the Brooklyn Community Board 1 will support our application for a NY State Liquor license.

I want to personally thank Sante, Elissa, Francoise, and Shayne for working together with us and for tirelessly

As part of the agreement, and for the benefit of the community, we have made the following concessions:

Close at 2AM on Friday and Saturday night

Limit live performances to 2 per week

Private parties and promoter events 1 time per year

On November 11, we held a listening session with the Greenpoint Coalition at 66 Greenpoint Avenue. The Gr comprised of residents and some members of Brooklyn Community Board 1. The Greenpoint Coalition was a 80 West Street, a local apartment complex on the corner of Greenpoint Avenue and West Street.

We were informed of some of the problems caused by the prior tenants at this address (Tender Trap, Coco6 space with the group. The chief concerns were Hours, Noise Levels, and Method of Operation. We expect th our Public Benefit claim but may ask for specific stipulations. At the end of the meeting, it was agreed that th draft of a Community Support Agreement next week.

Date for following SLA & DCA Committee Meeting

As mentioned in previous updates, we did not have the opportunity to speak at the SLA & DCA Committee M SLA & DCA Committee meeting has now been scheduled for November 23, 2021.

Flooring

Construction of the Cocktail Lounge is continuing to move along. We have leveled the floor with concrete an the flooring with be installed using Liquid Nails and Concrete Anchors. I expect this construction method to I traffic environment.

The flooring itself is Waterproof Laminate Wood Flooring in Night Shadow Oak finish.

Website, Branding & Graphic Design

We are thrilled to be partnering with Bentobox (https://getbento.com) to bring the 66 Greenpoint experience Ellie Kantor (https://www.elliekantor.com), a New York City-based designer and Illustrator for Branding & Gra More updates to come here soon!

Thank You

Last but not least, Thank You to everyone that has invested in this project. We are excited about partnering Greenpoint to help bring this vision to reality!

Regards,

Brooklyn Community Board 1 about the date of the next meeting. It looks like our application packet will be c
Review meeting in which case it would be up to NY State Liquor Authority to review our application and Publ
given 30-day notice to Brooklyn CB1, I intend to file the state liquor license application sometime around Nov
the next SLA Review meeting occurs.

If anyone wishes to comment to the Community Board on our behalf, please send them an email at: licenses

Painting

As mentioned in the last update, we decided to lighten up the room by using an off-white type color (the wh
to use black as a secondary color and bring in additional tones through furniture, art, decor, plants, lighting,

The entire Cocktail Lounge feels so much lighter and cleaner now!

Tables Installed facing Greenpoint Avenue

After the old booths were cleared out, we installed outward-facing tables in both of the windows looking out
that would like to have a side of people-watching with your cocktail, this seat is for you!

Less than 3 Weeks Left

There are only 19 days left in this fundraising round! Please share this campaign with your friends!

OCTOBER 31ST, 2021
Renovations at 66, Update on Liquor License Process

Friends of 66 Greenpoint, Happy Halloween!

Below are the latest updates on the Bar opening at 66 Greenpoint Ave.

Construction

We have a small crew currently working on renovations of the Cocktail Lounge.

The entire Cocktail Lounge has been gutted, stripped, primed, and is ready for painting. The primary paint co
(photo attached), and the secondary color will be Black.

We demolished the heavy-looking black benches that previously framed the entire front room but kept the w

We demolished the back bar.

We replaced the sheet metal bar top with a wooden bar top.

OCTOBER 24TH, 2021
SLA Review Committee upcoming, and other updates

Happy October, everyone! I cannot believe that it's only one week until Halloween.

I wanted to take the time to thank all of our intrepid early investors and give a few updates on 66 Greenpoint

Liquor License Process

There will be an SLA Review Committee meeting on Tuesday, October 26, 2021, at 6:30 PM. We will be askir
recommend our application for a liquor license to the SLA based on Public Benefit: Increasing Cultural Divers
owned Bar and Performance Space.

For those that have the time to join the conference call, the link is below.

https://www1.nyc.gov/assets/brooklyncb1/downloads/pdf/meeting-notices/2021/SLA-Review-and-DCA-Com
2021.pdf

Construction

Phase 1 of construction is underway at 66. This portion of the build-out aims to restore the Bar to a safe, wo
are giving our guests the best possible experience in the Cocktail Lounge.

Phase 2 - Back Room

Phase 2a - Outdoor Seating

More updates to come here.

Team

David Altman and Obinna Okogbue have joined the Team as minority investors.

We have also begun to assemble a broader team, including promoters, designers, security, bartenders, etc.

More updates are to come here soon.

Thank You

Most importantly, thank you for believing in this project and for your financial support.

- Ibraheem

Equipment Lease $11,800 $12,095 $12,397 $12,706 $13,023
Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Legal & Professional Fees $1,500 $1,537 $1,575 $1,614 $1,654
Misc $12,050 $12,351 $12,659 $12,975 $13,299
Operating Profit $175,494 $210,426 $235,848 $253,731 $262,595
This information is provided by 66 Greenpoint. Mainvest never predicts or projects performance, and has no
forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $20,000
Amount Invested $0
Investors 0
Investment Round Ends March 25th, 2022
Summary of Terms
Legal Business Name Bar at 66 Greenpoint LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.7×
Business's Revenue Share 0.4%-0.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2030
Financial Condition
No operating history

66 Greenpoint was established in [Month, Year]. Accordingly, there are limited financial statements and infor
evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the 66 Greenpoint's fundraising. However, 6
funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of 66 Greenpoint to make the payments you expect, and ultimately to
on a number of factors, including many beyond our control.

As a securities holder, you will not be able to participate in 66 Greenpoint's management or vote on and/or in regarding 66 Greenpoint. Furthermore, if the founders or other key personnel of 66 Greenpoint were to leave work, 66 Greenpoint (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar 66 Greenpoint and the key persons will have no control. Changes in assumptions or their underlying facts co To the extent that the assumed events do not occur, the outcome may vary significantly from the projected c be no assurance that the actual operating results will correspond to the forecasts provided herein. Additiona established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

66 Greenpoint might need to raise more capital in the future to fund/expand operations, buy property and ec market its services, pay overhead and general administrative expenses, or a variety of other reasons. There capital will be available when needed, or that it will be available on terms that are not adverse to your interes unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Changes in Economic Conditions Could Hurt 66 Greenpoint

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, ch declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a other factors are unpredictable and could negatively affect 66 Greenpoint's financial performance or ability 66 Greenpoint ceases operations due to the foregoing factors, it can not guarantee that it will be able to resu in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 66 Gre to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of 66 Greenpoint's management will coincide: you both want possible. However, your interests might be in conflict in other important areas, including these: You might wa conservative to make sure they are best equipped to repay the Note obligations, while 66 Greenpoint might invest in the business. You would like to keep the compensation of managers low, while managers want to m

Future Investors Might Have Superior Rights

If 66 Greenpoint needs more capital in the future and takes on additional debt or other sources of financing, superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e to have an audit committee made up entirely of independent members of the board of directors (i.e., directo relationships with 66 Greenpoint or management), which is responsible for monitoring 66 Greenpoint's comp will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 66 Greenpoint your initial expectations.

You Do Have a Downside

Conversely, if 66 Greenpoint fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 66 Greenpoint, and the revenue of 66 Greenpoint can altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

Limited Operating History

66 Greenpoint is a newly established entity and has no history for prospective investors to consider.

This information is provided by 66 Greenpoint. Mainvest never predicts or projects performance, and has no information. For additional information, review the official Form C filing with the Securities and Exchange Co
This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Geraldine T. Coconut Creek, FL 11 days ago

I invested because I support black business

Reply
Ibraheem A. Brooklyn, NY 11 days ago 66 Greenpoint Entrepreneur

Thank you, Geraldine! We appreciate the support and look forward to helping others along the way!

Reply
Brendan B. Brooklyn, NY 12 days ago

Looking forward to seeing this come to life!

Ibraheem A. Brooklyn, NY 11 days ago 66 Greenpoint Entrepreneur

Thanks, Brendan! Looking forward to some pickup basketball games in the Spring!

Reply
Jenna V. Jersey City, NJ 13 days ago

I'm excited to see this business grow!

Ibraheem A. Brooklyn, NY 11 days ago 66 Greenpoint Entrepreneur

Thanks for investing, Jenna! We're still just getting started so your support is quite helpful :)

Reply
Adam F. Long Beach, CA 14 days ago

Ibraheem A. Brooklyn, NY 20 days ago 66 Greenpoint Entrepreneur

Thanks for the investment, John! It's been several months now of tireless work but in the end it will all be wo

Rahel A. Sugar Land, TX 23 days ago

I invested because I applaud those who act on their visions and for reasons I align with.

Ibraheem A. Brooklyn, NY 20 days ago 66 Greenpoint Entrepreneur

Thanks Rahel for the investment and for sharing on Facebook! So proud of you as an entrepreneur :)

Jacquelyn F. Lynn, MA about 1 month ago

We need small businesses

Ibraheem A. Brooklyn, NY about 1 month ago 66 Greenpoint Entrepreneur

Thanks for your support! Even though it's hard times for many, it's still an exciting time for us wading into the

Francis B. Parkesburg, PA about 1 month ago

I believe in organic growth business. Because of the small business integrity. Brooklyn is going up. Good lucl
opening.

Ibraheem A. Brooklyn, NY about 1 month ago 66 Greenpoint Entrepreneur

Hi Francis! Thank you for your investment. And yes, Brooklyn is definitely going up.

Emily R. Brooklyn, NY about 2 months ago

Looking forward to enjoying a cocktail at 66 Greenpoint someday soon!

Ibraheem A. Brooklyn, NY about 2 months ago 66 Greenpoint Entrepreneur

Thank you! We can't wait to serve the Greenpoint community :)

Michelle K. Natick, MA about 2 months ago

Good Luck! I'm looking forward to following your progress.

Ibraheem A. Brooklyn, NY about 2 months ago 66 Greenpoint Entrepreneur

Thanks Bridgette for the generous donation! We're looking forward for the opportunity to serve Greenpoint ;

Ofon A. Houston, TX 3 months ago

I invested because I want to see this bar come to fruition

Ibraheem A. Brooklyn, NY 3 months ago 66 Greenpoint Entrepreneur

Thanks Ofon! I can't believe it's been almost 20 years since the home room at HSEP. I guess they did it alpha definitely pull up when you're in NYC

Enrique T. Brooklyn, NY 3 months ago

I invested because I believe Ibraheem can make this business thrive!

Ibraheem A. Brooklyn, NY 3 months ago 66 Greenpoint Entrepreneur

Thanks Enrique! You're one of the people that I thought of first when considering small business :)

Ethan A. Indianapolis, IN 3 months ago

I invested because Ibraheem is a man of vision and he gets things done.

Ibraheem A. Brooklyn, NY 3 months ago 66 Greenpoint Entrepreneur

Ethan, thanks for the support over the years! You know where to come next time you make it out to NYC

David A. Brooklyn, NY 4 months ago

Dream location and great team!

Ibraheem A. Brooklyn, NY 4 months ago 66 Greenpoint Entrepreneur

Thanks for your contribution. It's such a cool space on a great block!

Keela W. Brooklyn, NY 4 months ago

Excited to see what you do with this place!

Keela W. Brooklyn, NY 4 months ago

We're a yoga studio just above you on the 4th floor. Please reach out if you need anything!

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